Filed by CM Life Sciences III Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CM Life Sciences III Inc.

Commission File No.: 001-40312

Date: August 18, 2021

The following press release was made available by EQRx, Inc. on August 18, 2021 on EQRx’s Website (https://www.eqrx.com/press-release/eqrx-appoints-richard-buckley-as-chief-corporate-affairs-officer/), Twitter and LinkedIn.

EQRx Appoints Richard Buckley as Chief Corporate Affairs Officer

-	Industry veteran brings more than 20 years of global government affairs and corporate communications experience as EQRx accelerates “new pharma” platform

Cambridge, MA – August 18, 2021 – EQRx, a new type of pharmaceutical company committed to developing and delivering important new medicines to patients at radically lower prices, today announced the appointment of Richard Buckley as chief corporate affairs officer. Rich joins EQRx with more than 20 years of global government affairs and corporate communications experience within the pharmaceutical industry, most recently serving as vice president of global corporate affairs at AstraZeneca and president of the AstraZeneca Healthcare Foundation. Rich will serve on EQRx's senior leadership team and report to president and chief operating officer Melanie Nallicheri.

“Rich has an impressive breadth of global government affairs and communications experience across the pharma sector, and I’m thrilled to welcome him to our senior leadership team,” said Melanie Nallicheri, president and chief operating officer of EQRx. “He’s joining our team at a particularly exciting time, having recently announced our proposed combination with CM Life Sciences III to become a publicly traded company. Rich will play a crucial role as we continue to scale the organization, amplify our story, create new partnerships and execute on our mission of making affordable drug pricing a reality.”

Rich joins EQRx following 17 years at AstraZeneca in government and corporate affairs positions of increasing responsibility. During his tenure at AstraZeneca, Rich was responsible for reputation management, external and internal communications, policy and government affairs, patient advocacy and philanthropy globally. Before joining AstraZeneca, Rich was director of federal government affairs at Eli Lilly and Company, legislative counsel at PhRMA and an assistant parliamentarian in the United States Senate. He received his J.D. from American University Law School and his B.A. in political science from Boston College.

"The opportunity at EQRx is truly exciting: the time is now to engage patients, healthcare providers, payers and policymakers to make innovative medicines at radically lower prices a reality for the benefit of all," commented Rich Buckley, chief corporate affairs officer of EQRx. "I look forward to joining this team of healthcare veterans committed to reimagining medicine for both patients and society."

About EQRx

EQRx is a new type of pharmaceutical company committed to developing and delivering innovative medicines to patients at radically lower prices. Launched in January 2020, EQRx is purpose-built, at scale, with a growing catalog of medicines in development in high-cost drug categories and emerging partnerships with leading payers and providers. Leveraging cutting-edge science and technology and strategic partnerships with stakeholders from across the healthcare system, EQRx aims to provide innovative, patent-protected medicines more efficiently and cost-effectively than ever before. To learn more, visit www.eqrx.com and follow us on social media: Twitter: @EQRxInc, LinkedIn, Instagram: @eqrxinc.

EQRx™ and Remaking Medicine™ are trademarks of EQRx, Inc.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between EQRx and CM Life Sciences III, including express or implied statements regarding the ability to consummate the transaction and become a public company, as well as EQRx’s ability to accelerate growth and expand access to innovative medicines, EQRx’s ability to obtain FDA and other approvals of any product candidates in its pipeline, ability to expand its pipeline, and execute on its business strategy with payers, as well as other statements regarding plans and market opportunities of EQRx. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the risk that the transaction may not be completed by CM Life Sciences III’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CM Life Sciences III, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the stockholders of CM Life Sciences III, the satisfaction of the minimum trust account amount following redemptions by CM Life Sciences III’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third-party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the effect of the announcement or pendency of the transaction on EQRx’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of EQRx and potential difficulties in EQRx employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against CM Life Sciences III or EQRx related to the merger agreement or the transaction, (x) the ability to maintain the listing of CM Life Sciences III’s securities on a national securities exchange, (xi) changes in the competitive and highly regulated industries in which EQRx operates, variations in operating performance across competitors, changes in laws and regulations affecting EQRx’s business and changes in the combined capital structure, (xii) risks associated with EQRx’s ability to implement its business plans, including risks associated with its growth strategy, obtaining regulatory approvals, and creating a global payer network, and other risks associating with its plans to create a new kind of pharmaceutical company, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare and biopharmaceutical industries, (xiv) the size and growth of the markets in which EQRx operates and its ability to offer innovative medicines at reduced prices, and (xv) EQRx’s ability to operate as a public company. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CM Life Sciences III’s registration statement on Form S-1 (File No. 333-253475), the proxy statement/prospectus included in the registration statement on Form S-4 to be filed with the SEC in connection with the transaction and other documents filed by CM Life Sciences III from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and EQRx and CM Life Sciences III assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither EQRx nor CM Life Sciences III gives any assurance that either EQRx or CM Life Sciences III or the combined company will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, CM Life Sciences III intends to file a registration statement on Form S-4 with the SEC including the preliminary proxy statement/prospectus. The definitive proxy statement/prospectus will be sent to the stockholders of CM Life Sciences III. CM Life Sciences III and EQRx also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of CM Life Sciences III are urged to read the registration statement, the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CM Life Sciences III and EQRx through the website maintained by the SEC at http://www.sec.gov.

The documents filed by CM Life Sciences III with the SEC also may be obtained free of charge at CM Life Sciences III’s website at https://iii.cmlifesciencesspac.com/ or upon written request to CM Life Sciences III, c/o Corvex Management, 667 Madison Ave, New York, NY 10065.

Participants in Solicitation

CM Life Sciences III and EQRx and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CM Life Sciences III’s stockholders in connection with the proposed transaction. Information about CM Life Sciences III’s directors and executive officers and their ownership of CM Life Sciences III’s securities is set forth in CM Life Sciences III’s filings with the SEC. To the extent that holdings of CM Life Sciences III’s securities have changed since the amounts printed in CM Life Sciences III’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Media Contacts:

Meggan Buckwell

media@EQRx.com

Dan Budwick

dan@1abmedia.com